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 FORM 4                                        OMB APPROVAL
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[   ] Check this box if no longer      OMB Number:       3235-0287
      subject to Section 16.  Form 4   Expires:  December 31, 2000
      or Form 5 obligations may        Estimated average burden
      continue.  See Instruction 1(b). hours per response . . .0.5
                                       -----------------------------


             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Castle                 John                   K.
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   (Last)                (First)              (Middle)

   c/o Castle Harlan, Inc.
   158 E. 58th Street
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                         (Street)

   New York                NY                  10155
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   (City)                (State)                (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Universal Compression Holdings, Inc. (UCO)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   5/00
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5. If Amendment, Date of Original (Month/Year)

   5/00

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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ X ] Director
   [   ] 10% Owner
   [   ] Officer (give title below)
   [ X ] Other (specify below)

                           See Note 1
- ----------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person
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

           Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-  3. Trans-  4. Securities Acquired (A)  5. Amount of  6. Owner-  7. Nature
   (Instr. 3)            action     action     or Disposed of (D)          Securities    ship       of
                         Date       Code       (Instr. 3, 4 and 5)         Benefi-       Form:      Indirect
                                    (Instr.                                cially        Direct     Bene-
                                     8)                                    Owned at      (D) or     ficial
                                                                           End of        Indirect   Owner-
                                                                           Month         (I)        ship
                                                                           (Instr. 3     (Instr. 4) (Instr.
                                                                            and 4)                   4)
                                  ------------------------------------
                         (Month/  Code   V     Amount   (A) or  Price
                          Day/                          (D)
                          Year)

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Common Stock, par value   5/30/00 J(1)        136,364     A     $22.00/    3,200,929         I         (2)
$.01 per share ("Common                                         share
Stock")
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                     (Over)
                                                                                             SEC 1474 (7-96)
                                             Page 1 of 2



                       Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security  2. Conver-  3. Trans-  4. Trans-  5. Number of   6. Date Exer-  7. Title and Amount  8. Price
   (Instr. 3)                       sion or     action     action     Derivative     cisable and    of Underlying        of
                                    Exercise    Date       Code       Securities     Expiration     Securities           Deri-
                                    Price of    (Month/    (Instr.    Acquired       Date (Month/   (Instr. 3 and        vative
                                    Deriv-      Day/        8)        (A) or         Day/Year)      4)                   Secu-
                                    ative       Year)                 Disposed                                           rity
                                    Security                          of (D)                                             (Instr.
                                                                      (Instr. 3,                                         5)
                                                                      4, and 5)
                                                                                  -----------------------------------
                                                                                  Date    Expira-           Amount or
                                                                                  Exer-   tion      Title   Number of
                                                                                  cisable Date              Shares
                                                           -----------------------
                                                           Code  V    (A)    (D)

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------
9. Number of   10. Ownership    11. Nature of
   Derivative      Form of          Indirect
   Securities      Derivative       Beneficial
   Benefi-         Security:        Ownership
   cially          Direct (D)       (Instr. 4)
   Owned at        or
   End of          Indirect (I)
   Month           (Instr. 4)
   (Instr. 4)







----------------------------------------------
----------------------------------------------

----------------------------------------------

----------------------------------------------

----------------------------------------------

----------------------------------------------

----------------------------------------------


Explanation of Responses:

(1) Castle Harlan, Inc. ("CHI") received the Common Shares reported herein from the Issuer in exchange for the termination of a management arrangement between CHI and the Issuer.

(2) The Reporting Person is the controlling stockholder of CHI. The Reporting Person is also the controlling stockholder of Castle Harlan Partners III, G.P., Inc. ("CHP GP"), the general partner of Castle Harlan Associates III, L.P. ("CH Associates"). CH Associates is the general partner of Castle Harlan Partners III, L.P. ("CHP III") which directly owns 2,936,718 shares of
Common Stock. Additionally, CHI is the investment manager of CHP III and certain other related investment funds. CHP III and the related investment funds own directly 3,064,565 shares of Common Stock.

The Reporting Person is also the sole trustee under the Voting Trust Agreements, dated as of February 20, 1998 and December 1, 1998, to which an aggregate of 302,438 shares of Common Stock of the Issuer are subject, all of which shares are voted by the Reporting Person.

Additionally, CHP III controls the voting of 2,174,529 shares of Common Stock pursuant to the Voting Agreement, dated as of February 20, 1998, as amended, among CHP III, the Issuer, Mellon Bank, N.A., as Trustee for the Bell
Atlantic Master Trust, First Union Capital Partners, Inc., DB Capital Partners SBIC, L.P. (f/k/a BT Capital Partners, Inc.), Wilmington Trust, as Trustee for the Du Pont Pension Trust and Brown University Third Century Fund.

All of the foregoing shares of Common Stock may be deemed to be beneficially owned by the Reporting Person. Only the number of shares of Common Stock, held directly by CHI, CHP GP and CH Associates, CHP III and related funds are reported herein. The Reporting Person disclaims beneficial ownership of the Issuer's securities reported herein for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended, or otherwise, except as to securities representing the Reporting Person's pro rata interest in, and interest in the profits of, CHI, CHP GP and CH Associates, and CHP III and its affiliates.

                                          John K. Castle


                                 /s/ John K. Castle                   6/9/00
                                 -------------------------------   -----------
                                 **Signature of Reporting Person       Date

Note 1: Pursuant to Rules 16a-1(a)(i) and 13d-3 under the Securities Exchange Act, as amended (the "Act"), the Reporting Person may be deemed to be a member of a group, as defined in Section 13(d) of the Act.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.


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